

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2021

Tiago Reis Marques
Chief Executive Officer
Pasithea Therapeutics Corp.
1111 Lincoln Road
Suite 500
Miami Beach, FL 33139

> **Re: Pasithea Therapeutics Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 6, 2021**
> **File No. 333-255205**

Dear Dr. Marques:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Cover Page

1. We note your disclosure indicating that the shares of common stock and warrants are only being offered together. To the extent you are offering the common shares and warrants together, you must register them as Units in your offering, even if the common stock and warrants are immediately separable following the offering. If you plan to offer Units, please revise the registration statement fee table and prospectus cover page to identify the Units as securities in the offering, identifying the components of the Units. For guidance, please refer to Questions 240.05 and 240.06 of our Compliance and Disclosure Interpretations, Securities Act Rules.

2. Please revise the cover page to disclose the limitations on warrant exercise which are described on pages 14 and 100 of the prospectus.

<u>Business</u>
<u>License Agreements and Strategic Collaborations, page 75</u>

3. Your disclosure in this section does not describe the amended and restated collaboration agreements, both entered into on August 4, 2021, with Portman and Purecare that are referenced on page F-20 of the prospectus. Please revise this section, as well as the Prospectus Summary, to describe the terms of the amended and restated collaboration agreements or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at 202-551-3660 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard Bass, Esq.